EXHIBIT 77C.  MATTER SUBMITTED TO A VOTE OF SECURITY HOLDERS

On September 18, 2003 a Written Consent was submitted to all shareholders of the Fixed Income Fund for purposes of changing the name to the Global Fixed Income Fund and for permitting investments in fixed income securities in and outside the United States. Shareholders of the Fixed Income Fund approved the vote as follows:

For 19    Against 0      Abstain 3